EXHIBIT 99.1

Brookfield Infrastructure to Acquire Western Canadian Midstream Business

BROOKFIELD, NEWS, July 04, 2018 (GLOBE NEWSWIRE) -- Brookfield Infrastructure (NYSE:BIP) (TSX:BIP.UN) and its institutional partners (collectively, “Brookfield”), today announced that it has entered into a definitive agreement to acquire 100% of Enbridge Inc.’s Western Canadian natural gas gathering and processing business (the “Canadian Midstream Business”) for an enterprise value of C$4.31 billion (approximately US$3.3 billion) subject to customary closing adjustments.

Brookfield Infrastructure’s equity commitment towards this investment will be approximately $500 million, representing an approximate 30% interest in the business. Brookfield Infrastructure will fund its share of the transaction with its significant available liquidity comprised of, among other things, proceeds from the sale of its interest in Transelec, which closed in March 2018.

“This investment represents an exciting opportunity to invest in scale in one of North America’s leading gas gathering and processing businesses based in Western Canada.  The business is strategically positioned for the continued development of the prolific Montney Basin,” said Sam Pollock, CEO of Brookfield Infrastructure. “Cash flows from the business are anchored by a firm contract profile with a weighted average life of 10 years.”

The Canadian Midstream Business includes 19 natural gas processing facilities with total operating processing capacity of 3.3 Bcf/d and 3,550 kilometers of gathering pipelines, with connectivity to major demand markets including the U.S. Pacific Northwest, U.S. Midwest and Western Canada.

Closing of the transaction remains subject to a number of customary conditions, including certain regulatory approvals. The transaction is expected to close in two phases, with the facilities subject to provincial regulation expected to achieve financial close in 2018 and closing of those subject to federal regulation anticipated in mid-2019.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and communications infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldinfrastructure.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with approximately $285 billion of assets under management. For more information, go to www.brookfield.com

For more information, please visit our website at www.brookfieldinfrastructure.com or contact:

Media: Claire Holland Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Rene Lubianski Senior Vice President, Corporate Development Tel: (416) 956-5196 Email: rene.lubianski@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release may include statements regarding the likelihood and timing of successfully completing the transaction referred to in this news release, the future performance of the business including its potential for growth and currently undeveloped resource base. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include the inability to complete the transaction referred to in this news release, including as a result of failure to receive the required regulatory approvals and consents in a timely manner (which cannot be assured), general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, including the products and services provided by the business that is the subject of this news release, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown and the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.